UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonald Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E 9th Street Suite 3700
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arnold Beatty McDonald 216-912-0573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

201 East Kennedy Boulevard :	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arnold Beatty McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonald Partners, LLC, as of April 03, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
McDonald Partners, LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDonald Partners, LLC and Subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, changes in members’ equity, and cash flows for the year then ended, and the related consolidated notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 8 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2019, using the modified retrospective approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I-A, I-B, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year our predecessor firm began serving consecutively as the auditor of the Company's financial statements; however, we (and our predecessor firm) are aware that we have been the Company's auditor consecutively since at least 2010.

Marcum LLP

Tampa, Florida
April 3, 2020

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 253,533	
Restricted cash and deposits	100,000	$ 353,533
Advisory fees and commissions receivable		3,081,807
Prepaid expenses		308,419
ROU asset		1,368,954
Property and equipment, net		58,601
Other Asset		22,259
		$ 5,193,573

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,934,924
Lease liability	1,477,678
Unearned rebate	982,143
	4,394,745
MEMBERS' EQUITY	798,828
	$ 5,193,573

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

REVENUES	
Advisory fees	$ 11,646,111
Commissions	3,544,178
Other Income	8,717
	15,199,006
EXPENSES	
Commissions, employee compensation, and benefits	12,367,066
Professional	1,281,524
Communications and data processing	428,195
Office Rent	408,411
Regulatory	168,164
Clearing	167,904
Other	586,794
Depreciation	6,139
	15,414,197
NET LOSS	$ (215,191)

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2019

	Members' Equity
Balance at January 1, 2019	$ 627,089
Distributions	(38,070)
Contributions	425,000
Net loss	(215,191)
Balance at December 31, 2019	$ 798,828

The accompanying notes are an integral part of these consolidated financial statements.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (215,191)
Adjustments to reconcile net income to net cash used in operating activities:		
Add back (deduct) items not affecting cash:		
Amortization of unearned rebate	$ (214,286)	
Depreciation	6,139	
Amortization of right of use asset	270,588	
Changes in operating assets and liabilities:		
Advisory fees and commissions receivable	(280,825)	
Prepaid expenses	(132,873)	
Accounts payable and accrued expenses	275,603	
Decrease in lease liabilities	(272,823)	(348,477)
Net cash used in operating activities		(563,668)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(76,359)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(38,070)
Contributions from members		425,000
Net cash provided by operating activities		386,930
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(253,097)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - BEGINNING OF YEAR		606,630
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - END OF YEAR		$ 353,533

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the following two single member limited liability companies for which the Company is the sole member: McDonald Management, LLC and McDonald USAF GP, LLC.

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis.

Revenue Recognition

The Company recognizes revenues following a five-step model to a)identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d)allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with an original maturity date of less than 90 days, such as money market deposits, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash and Deposits

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement. This interest bearing deposit was also $100,000 at the prior year end December 31, 2018 and combined with cash and cash equivalents of $253,533 and $506,630 at December 31, 2019 and 2018, respectively, are reflected as cash, cash equivalents and restricted cash as of the beginning and end of year in the accompanying consolidated statement of cash flows.

Unearned Rebate

As of December 31, 2019, the Company has recorded an unearned rebate of $982,143 which is amortizing on the straight-line method through July, 2024. Amortization of the unearned rebate during 2019 was $214,286 and is reflected as a reduction to clearing expense in the accompanying statement of operations.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2019, all receivables were considered collectible and no allowance was necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of both furniture and fixtures and office equipment of 5-7 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements. The Company has not been notified of any impending examinations and are no longer subject to taxing authorities for years before 2016.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Leases

The Company adopted ASC Topic 842, Leases, effective January 1, 2019 using the modified-retrospective method and elected the package of transition practical expedients for expired or existing contracts. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.0%) based on information available at the commencement of our leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (I.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized, Lease cost for lease payments is recognized on a straight-line basis over the lease term. Adoption of this standard resulted in the recognition of operating lease right-of-use asset of $1,639,542, lease liability of $1,750,501 and the elimination of deferred rent of $110,959.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commissions and fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company did not have any significant judgements in its revenues from contracts with customers for the year ended December 31, 2019.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges the customer a commission. Commissions and related clearing expenses are recorded on trade date. The Company believes that the performance obligation is satisfied on settlement date because that is when all parties have agreed to price and execution, and all monies and securities have settled in the contra accounts and ownership of said monies and securities have transferred fully.

Advisory Fees

The Company provides advisory services on managed assets. Revenue for advisory services is recognized on a continual basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are based on a percentage of clients assets under management. Fees are received either monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company may record as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.
There were no such assets between January 1, 2019 and December 31, 2019.

Disaggregation of Revenue

Advisory Fees	$	11,646,111
Brokerage		1,603,665
Alternatives		798,452
Mutual Funds		598,504
Annuities		543,557
Other		8,717
Total Revenue	$	15,199,006

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded net capital requirements as of December 31, 2019. Net capital fluctuates on a daily basis; however, at December 31, 2019, the minimum net capital and excess net capital were $201,720 and $125,546, respectively.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

5. RELATED PARTY TRANSACTIONS

The Company is the sole member of two entities, McDonald Management LLC or McDonald USAF GP LLC, that serve as general partner and manager to eight private funds (the "Funds"): McDonald USAF LP, MP DPI LLC, MP127 LLC, MPCF II LLC, MPCF III LLC, MPCF LLC, Eden Rock Montenegro LLC, and ERM Resort LLC.

McDonald USAF GP LLC, is the general partner of McDonald USAF LP. McDonald Management LLC, is the manager of the remaining seven private funds. For the Funds, McDonald Management LLC and McDonald USAF GP LLC receive no compensation from the funds for their advisory services aside from reimbursement of its reasonable expenses.

The Company does pursue claims and incur costs in its role as general partner or manager of the Funds against third parties that are not usual and customary in nature primarily to protect investor assets and also, if in the best interest of the Company. During 2019, the Company recognized expense for legal and other costs of approximately $205,000 in connection with pursuing litigation related to investments made by two of the Funds. This litigation involves an entity for which three of the Company's current members or officers are on the entity's board of directors. The litigation is not against the entity itself. Arbitration cases discussed in Note 8 (Contingencies) also involve these investments.

The Company did serve as placement agent at the time the funds were formed and received placement fees of 3% to 5% of the gross proceeds of the offerings. The Company received at the time the Funds were formed compensation as placement agent in the form of warrants and future rights to Class B units. The Company has presently assessed the value of any warrants or future ownership rights at $0 based on the early stages of development of the related entities.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019, consists of:

Furniture and fixtures	$ 106,471
Office equipment	245,576
	352,047
Less: Accumulated depreciation	(293,446)
Property and equipment, net	$ 58,601

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the buildings taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating Lease Cost	$329,716
Variable Lease Cost	19,295
Short-Term Lease Cost	59,400
Total Lease Cost	$408,411

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating leases:	
Operating lease ROU assets	$1,368,954
Operating lease liabilities	$1,477,678

Other information related to leases as of December 31, 2019 were as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$331,951
Weighted average remaining lease term:	
Operating leases	5.2 years
Weighted average discount rate	
Operating leases	4%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassesments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019 are as follows:

2020	$300,032
2021	285,769
2022	289,962
2023	281,226
2024	220,748
Thereafter	281,725
Total undiscounted lease payments	1,659,462
Less imputed interest	(181,784)
Present value of lease liabilities	$1,477,678

Contingencies

The Company is involved in certain arbitration cases arising out of the normal course of business and acting as manager or general partner of the funds disclosed in Note 5. The Company is also involved a class action lawsuit as further discussed below. At this time, neither management nor legal counsel has been able to determine what, if any, potential exposure would result in resolution of these cases. The Company intends to vigorously defend itself in these actions and incurred approximately $650,000 during 2019 in defense of these cases.

One of the lawsuits against the Company is a class-action lawsuit in which the Company is one of 76 broker-dealer defendants asserting an unspecified amount of damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to punitive or treble damages, and all seek interest, cost and fees. These matters arise in the normal course of business.

Also, in the normal course of business, the Company is subject to routine examinations by FINRA and the SEC. The Company was examined by FINRA in 2019 and received its examination report in December. The Company has responded to FINRA and is waiting on any final resolution.

9. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company made $222,007 safe-harbor contributions to the Plan in 2019. There were no discretionary contributions for 2019.

10. SUBSEQUENT EVENTS

At the time of this audit, the Covid-19 virus is spreading around the world. The Company anticipates a reduction in revenues and has already taken steps to reduce expenses to offset any loss of revenue. The Company expects the slowdown to be temporary.

MCDONALD PARTNERS, LLC AND SUBSIDIAIRIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SCHEDULE I-A
DECEMBER 31, 2019

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total members' equity from statement of financial condition	$ 798,828
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	798,828
4B	Other (deductions) or allowable credits	-
6D	Total other deductions	(471,562)
8	Net capital before haircuts on security positions	327,266
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 327,266
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 201,720
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 201,720
14	Excess net capital	
	Net capital	$ 327,266
	Less: Net capital requirement	(201,720)
	Total	$ 125,546
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 24,687
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 3,025,791
20	Percent of aggregate indebtedness to net capital	924.57%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
SCHEDULE I-B

DECEMBER 31, 2019

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 798,828	$ 798,773	$ 55
Other deductions	(471,562)	(255,096)	(216,466)
Net capital	$ 327,266	$ 543,677	$ (216,411)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 201,720	$ 158,483	$ 43,237
Excess net capital			
Net capital	$ 327,266	$ 543,677	$ (216,411)
Less: Net capital requirement	(201,720)	(158,483)	(43,237)
Total	$ 125,546	$ 385,194	$ (259,648)
Net capital less 10% of aggregate indebtedness	$ 24,687	$ 305,953	$ (281,266)
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 3,025,791	$ 2,377,238	$ 648,553
Percent of aggregate indebtedness to net capital	924.57%	437.25%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

Statement Pursuant to Rule 17a-5(d)(2)(iii)

Reconciliation with Company's computation of net capital and aggregate indebtedness as presented in Part IIA of Form X-17A-5 as of December 31. 2019

Net Capital as reported	$ 543,677
Reclassify debit balance in accounts payable to prepaid Insurance	(216,466)
Other	55
Net Capital as reported above	$ 327,266
Aggregate Indebtedness as reported	$ 2,377,238
Reclassify debit balance in accounts payable to prepaid Insurance	216,466
Increase aggregate indebtedness for full amount of unearned rebate	432,142
Other	(55)
Aggregate Indebtedness as reported above	$ 3,025,791

See the Report of the Independent Registered Public Accounting Firm.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31,2019

McDonald Partners, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii).

MCDONALD PARTNERS, LLC AND SUBSIDIARIES

SCHEDULE III: INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31,2019

McDonald Partners, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii).

ASSERTIONS OF BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

The undersigned, as member of management of McDonald Partners, LLC ("we" or "the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

McDonald Partners, LLC

By:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
McDonald Partners, LLC and Subsidiaries

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by McDonald Partners, LLC and Subsidiaries (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 , with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting total revenues were overstated by $214,286, resulting in an overassessment of $321;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the following differences:

   - Line 2c(2) was overstated by $382,190
   - Line 2c(3) was understated by $382,190

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Marcum LLP ▪ 201 East Kennedy Boulevard ▪ Suite 1500 ▪ Tampa, Florida 33602 ▪ Phone 813.397.4800 ▪ Fax 813.397.4801 ▪ www.marcumllp.com

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Tampa, FL
April 3, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McDonald Partners, LLC and Subsidiaries **(**the “Company”) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Tampa, Florida
April 3, 2020